Exhibit 99.1
1. Shinhan Card’s Board Resolution to Convene an Extraordinary Shareholders’ Meeting

On August 21, 2015, the board of directors of Shinhan Card, our wholly-owned card subsidiary, made a resolution to hold an extraordinary shareholders’ meeting as follows:

1) Date and Time: August 21, 2015, 11:40 in Seoul Time

2)	Venue: Conference room, 21th floor, Post Tower Building B, 70, Sogong-ro, Jung-gu, Seoul, Republic of Korea

3)	Agenda:

i) Appointment of Directors
ii) Appointment of Chief Executive Officer

2. Shinhan Card’s Extraordinary Shareholders’ Meeting Result

On August 21, 2015, Shinhan Card, our wholly-owned card subsidiary, held an extraordinary shareholders’ meeting and agenda listed below was approved.

1)	Agenda:

i) Appointment of Directors

Name	Position	End of Tenure	Note

Wi Sungho	Executive Director	2016.08.26 (1yr)	Re-appointed

Yim Bo-hyuk	Non-Executive Director	-*	Newly-appointed

*	Tenure will start from August 28, 2015 until the Annual General Meeting of Shareholders for FY2015.

ii) Appointment of Chief Executive Officer

Name	Position	End of Tenure	Note

Wi Sungho	Chief Executive Officer	2016.08.26 (1yr)	Re-appointed